UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 22, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals Announces Financial Results
for the Year Ended December 31, 2005

New York, New York, March 20, 2006 - XTL Biopharmaceuticals, Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL), a biotechnology company focused on the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C, today announced its financial results for year ended December 31, 2005.

Earlier today, XTL announced that it has entered into definitive agreements with institutional investors relating to a private placement of $28 million in gross proceeds through the issuance of ordinary shares, represented by American Depositary Receipts (ADRs), and warrants. JPMorgan Securities Inc. acted as the lead-placement agent. Brean Murray, Carret & Co., LLC, Oppenheimer & Co., Inc., and Punk, Ziegel & Company, L.P. served as co-placement agents in the transaction. The Company has agreed to register the ordinary shares, including those issuable upon exercise of the warrants, under the Securities Act of 1933, list the ADRs for trading on the Nasdaq Stock Market and to apply to the UK Listing Authority for the new ordinary shares to be admitted to trading on the London Stock Exchange. The proceeds of the private placement will be held in escrow until the securities are registered and listed for trading. The Company believes that proceeds raised from this offering will be sufficient to fund its operations into 2008.

At December 31, 2005, the Company had cash and cash equivalents of $13.4 million, compared to cash, cash equivalents and short-term bank deposits of $22.9 million at December 31, 2004. The year-over-year decrease of $9.5 million is attributable primarily to operating expenses associated with the development of our hepatitis C product candidates, XTL-2125 and XTL-6865, as well as to the development of the DOS hepatitis C pre-clinical program, recently acquired from Vivo Quest, Inc. This decrease was partially offset by approximately $1.5 million in proceeds from the exercise of share options during 2005.

The loss for the year ended December 31, 2005 was $14,015,000, or $0.08 per ordinary share, compared to the loss of $16,473,000, or $0.12 per ordinary share, for the year ended December 31, 2004, representing a decrease in net loss of $2,458,000. The decrease in loss was primarily attributable to a decrease of $4,672,000 in research and development costs and due to a $583,000 reduction in business development costs. This was partially offset by a $1,783,000 charge associated with acquired in-process research and development pursuant to the VivoQuest license and asset purchase agreements that were completed in September 2005, and an increase of $1,323,000 in general administrative expenses. In 2005, general and administrative expenses included a non-cash compensation charge of $2,641,000 associated with stock options in accordance with FAS 123R, that was adopted by the Company in 2005.

Ron Bentsur, Chief Executive Officer of XTL, commented, “First, I want to take this opportunity to thank the investors who participated in our highly successful private placement which priced yesterday in which we raised $28 million. This transaction serves as a strong first step in introducing XTL to the U.S. marketplace. Mr. Bentsur added, “2005 was an important year for the Company. We completed a refocusing plan designed to enable the Company to focus its resources on the development of its lead programs through to clinical proof-of principle. We initiated a Phase 1 clinical trial of XTL-6865 for the treatment of hepatitis C chronic patients in September 2005 and we are weeks away from commencing dosing into our placebo-controlled Phase 1 study for XTL-2125, also in hepatitis C chronic patients. We further strengthened our hepatitis C program with the completion of the Vivo Quest transaction in September 2005. On the HepeX-B front, we successfully completed the transition of the HepeX-B development activities to Cubist and were very pleased with the Phase 2b clinical trial results released at year’s end.”

Contacts:

XTLbio
Ron Bentsur, Chief Executive Officer  Tel: +1 (212) 531-5971

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. ("XTL") is engaged in the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTL is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase. XTL-2125 is expected to enter Phase 1 clinical trial in chronic hepatitis C patients in 1H 2006. XTL is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors.  In addition, XTL has out-licensed to Cubist Pharmaceuticals an antibody therapeutic against hepatitis B, HepeX-B, which has recently completed a Phase 2b clinical study in transplant patients.  XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future financial performance, clinical and business prospects for our clinical compounds for hepatitis C, XTL-2125 and XTL-6865, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially are the following: our ability to successfully complete cost-effective clinical trials for the drug candidates in our pipeline which would affect our ability to continue to fund our operations with our available cash reserves, we may not be able to meet anticipated development timelines for the drug candidates in our pipeline due to recruitment, clinical trial results, manufacturing capabilities or other factors; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange . Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
 (in thousands of U.S. dollars)

	December 31
	2005	2004
Assets
CURRENT ASSETS:
Cash and cash equivalents	13,360	12,788
Short-term bank deposits	—	10,136
Accounts receivable - trade	—	543
Accounts receivable - other	431	306

Total current assets	13,791	23,773

EMPLOYEE SEVERANCE PAY FUNDS	449	830

RESTRICTED LONG-TERM DEPOSIT	110	113

PROPERTY AND EQUIPMENT, NET	762	908

INTANGIBLE ASSETS, NET	39	—

Total assets	15,151	25,624

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals	2,007	3,134
Deferred gain	399	399

Total current liabilities	2,406	3,533

LIABILITY IN RESPECT OF EMPLOYEE SEVERANCE OBLIGATIONS	695	1,291
DEFERRED GAIN	798	1,198

COMMITMENTS AND CONTINGENCIES (Note 7)

Total liabilities	3,899	6,022

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.02 par value (authorized: 300,000,000 as of December 31, 2005 and 2004; issued and outstanding: 173,180,441 as of December 31, 2005 and 168,079,196 as of December 31, 2004)	864	841
Additional paid in capital	110,179	104,537
Deficit accumulated during the development stage	(99,791)	(85,776)

Total shareholders’ equity	11,252	19,602

Total liabilities and shareholders’ equity	15,151	25,624

Michael Weiss	Ron Bentsur
Chairman of the Board of Directors	Chief Executive Officer

Date of approval of the financial statements: March 17, 2006

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share amounts)

				Period from
				March 9, 1993*
	Year ended December 31			to December 31,
	2005	2004	2003	2005
				(Unaudited)
REVENUES:
Reimbursed out-of-pockets expenses	2,743	3,269	—	6,012
License	454	185	—	639
	3,197	3,454	—	6,651

COST OF REVENUES:
Reimbursed out-of-pockets expenses	2,743	3,269	—	6,012
License (with respect to royalties)	54	32	—	86
	2,797	3,301	—	6,098
GROSS MARGIN	400	153	—	553
RESEARCH AND DEVELOPMENT
COSTS (includes non-cash compensation
of $112, $30 and $0, in 2005, 2004
and 2003, respectively)	7,313	11,985	14,022	82,890
L E S S - PARTICIPATIONS	—	—	3,229	10,950
	7,313	11,985	10,793	71,940
IN - PROCESS RESEARCH AND
DEVELOPMENT COSTS	1,783	—	—	1,783
GENERAL AND ADMINISTRATIVE
EXPENSES (includes non-cash compensation
of $2,641, $2 and $0, in 2005, 2004
and 2003, respectively)	5,457	4,134	3,105	29,012
BUSINESS DEVELOPMENT COSTS (includes
non-cash compensation of $10 in 2005, and
$0, in 2004 and 2003, respectively)	227	810 _	664	4,513
OPERATING LOSS	14,380	16,776	14,562	106,695
FINANCIAL INCOME - net	443	352	352	7,143
LOSS BEFORE INCOME TAXES	13,937	16,424	14,210	99,552
INCOME TAXES	78	49	78	239
LOSS FOR THE PERIOD	14,015	16,473	14,288	99,791

BASIC AND DILUTED LOSS PER ORDINARY
SHARE	$0.08	$0.12	$0.13
WEIGHTED AVERAGE NUMBER OF
SHARES USED IN COMPUTING BASIC
AND DILUTED LOSS PER ORDINARY
SHARE	170,123,003	134,731,766	111,712,916
* Incorporation Date
The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

				Period from
				March 9, 1993 (a)
				to December 31,
	Year ended December 31			2005
	2005	2004	2003	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(14,015)	(16,473)	(14,288)	(99,791)
Adjustments to reconcile loss to net cash used in
operating activities:
Depreciation and amortization	242	319	440	2,829
Linkage difference on restricted long-term deposits	3	—	—	3
Acquisition of in process research and development	1,783	—	—	1,783
Loss on disposal of property and equipment	6	1	2	18
Increase (decrease) in liability in respect of employee severance obligations	(159)	30	129	1,228
Impairment charges	26	—	354	380
Loss (gain) from sales of available for sale securities	—	13	(27)	(410)
Stock based compensation expenses (employee and non-employee)	2,763	32	—	3,278
Loss (gain) on amounts funded in respect of employee severance pay funds	(6)	(4)	5	(91)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable - trade	543	(543)	—	—
Decrease (increase) in accounts receivable - other	(125)	400	(440)	(431)
Increase (decrease) in accounts payable and accruals	(1,127)	133	499	2,007
Increase (decrease) in deferred gain	(400)	1,597	—	1,197
Net cash used in operating activities	(10,466)	(14,495)	(13,326)	(88,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in short-term deposits	10,136	7,193	14,724	—
Restricted long-term deposits, net	—	46	(20)	(113)
Investment in available for sale securities	—	—	(71)	(3,363)
Proceeds from sales of available for sale securities	—	722	1,048	3,773
Employee severance pay funds	(50)	(136)	(112)	(891)
Purchase of property and equipment	(38)	(180)	(81)	(4,021)
Proceeds from disposals of property and equipment	27	5	2	149
Acquisition in respect of license and purchase of assets	(548)	—	—	(548)

Net cash provided by (used in) investing activities	9,527	7,650	15,490	(5,014)

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands of U.S dollars)

				Period from
				March 9, 1993 (a)
				to December 31,
	Year ended December 31			2005
	2005	2004	2003	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital - net of share issuance expenses	—	15,430	—	104,371
Exercise of share warrants and stock options	1,511	19	4	2,003
Proceeds from long-term debt	—	—	—	399
Proceeds from short-term debt	—	—	—	50
Repayment of long-term debt	—	—	—	(399)
Repayment of short-term debt	—	—	—	(50)
Net cash provided by financing activities	1,511	15,449	4	106,374
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	572	8,604	2,168	13,360

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,788	4,184	2,016	—
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	13,360	12,788		13,360
Supplementary information on investing and
financing activities not involving cash flows:
Issuance of ordinary shares in respect of
license, and purchase of assets	1,391	—	—	1,391
Conversion of convertible subordinated debenture into shares	—	—	—	1,700

Supplemental disclosures of cash flow information:
Income taxes paid (mainly - tax advance in respect of
excess expenses)	49	107	161	321

Interest paid	—	—	—	350

(a) Incorporation Date

The accompanying notes are an integral part of the financial statements

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL
The consolidated financial statements of the Company are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced a significant loss from operations. For the year ended December 31, 2005, the Company incurred a net loss of $14 million and had an accumulated deficit of $100 million. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern will depend upon its ability to raise additional capital in the short term. The Company is actively pursuing raising additional capital to fund its operations although there is no assurance that such capital will be available to the Company. Failure to secure additional capital or to expand its revenue base would result in the Company depleting its available funds and not being able to pay its obligations when they become due. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2.	RESEARCH AND DEVELOPMENT COSTS AND PARTICIPATIONS
Research and development costs are expensed as they are incurred and consist primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of product candidates.

Participations from government (and from others) for development of approved projects are recognized as a reduction of expense as the related costs are incurred.

In connection with purchase of assets, amounts assigned to intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to in- process research and development costs at the purchase date.

3.	REVENUE RECOGNITION
The Company recognizes the revenue from the licensing agreement with Cubist under the provisions of the EITF 00-21 “Revenue Arrangements with Multiple Deliverables” and SAB 104 “Revenue Recognition.” Under those pronouncements, companies are required to allocate revenues from multiple-element arrangements to the different elements based on sufficient objective and reliable evidence of fair value. Since the Company does not have the ability to determine the fair value of each unit of accounting, the agreement was accounted for as one unit of accounting, after failing the separation criteria, and the Company recognizes each payment on the abovementioned agreement ratably over the expected life of the arrangement.

In addition, through 2005, Cubist had requested that the Company provide development services to be reimbursed by Cubist. As required by EITF 01-14 “Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred,” amounts paid by the Company, as a principal, are included in the cost of revenues as reimbursable out-of-pocket expenses, and the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenues.

4.	STOCK-BASED COMPENSATION
Prior to January 1, 2005, the Company accounted for employee stock-based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under
APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s ordinary shares and the exercise price. When the number of the underlying shares or the exercise price is not known at the grant date, the Company updated, at each period, the compensation expenses until such data becomes known. In addition, in accordance with FAS 123 No. “Accounting for Stock-Based Compensation” (“FAS 123”), which was issued by the Financial Accounting Standards Board ("FASB"), the Company disclosed pro forma data assuming it had accounted for employee share option grantsusing the fair value-based method defined in FAS 123.

In December 2004, the FASB issued the revised FAS No. 123R “Share - Based Payment” (“FAS 123R”), which addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of a company or (b) liabilities that are based on the fair value of a company’s equity instruments or that may be settled by the issuance of such equity instruments. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC's interpretation of FAS 123R.

FAS 123R eliminates the ability to account for employee share-based payment transactions using APB 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. FAS 123R is effective as of the annual reporting period that begins after June 15, 2005. Early adoption of FAS 123R is encouraged. FAS 123R applies to all awards granted or modified after the effective date of the standard. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company implemented early adoption of FAS 123R, as of January 1, 2005, using the modified prospective application transition method, as permitted by FAS 123R. Under such transition method, the Company’s financial statements for periods prior to the effective date of FAS 123R (January 1, 2005) have not been restated. As a result of the early adoption, the Company reduced the deferred share-based compensation against the additional paid in capital.

The fair value of stock options granted with service conditions, was determined using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures required under FAS 123, as amended by FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” Such value is recognized as an expense over the service period, net of estimated forfeitures, using the straight-line method under FAS 123R. The fair value of stock options granted with market conditions, was determined using a lattice model that incorporated a Monte Carlo Simulation method. Such value is recognized as an expense using the graded method under FAS123R.

The estimation of stock awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period those estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from the Company’s current estimates.

Both the Black-Scholes model and a lattice model incorporating the Monte Carlo simulation method take into account a number of valuation parameters.

The application of FAS 123R had the following effect on reported amounts, for the year ended December 31, 2005, relative to amounts that would have been reported using the intrinsic value method under previous accounting ($ in thousands, except per share amounts):

	Using previous accounting	Impact of the adoption of FAS 123R	As reported
Loss for the year	12,130	1,885	14,015
Basic and diluted loss per ordinary share	(0.07)		(0.08)

The following table illustrates the effect on loss and loss per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation, for years presented prior to the adoption of FAS 123R:

			Period from
			March 9, 1993
			to December 31,
	Year ended December 31		2004
	2004	2003	(Unaudited)
	($ in thousands except per share amounts)

Loss for the period, as reported	16,473	14,288	85,776
Deduct: stock- based employee
compensation expense,
included in reported loss	—	—	(483)
Add: stock-based employee
compensation expense
determined under fair value
method for all awards	239	821	6,355
Loss - pro-forma	16,712	15,109	91,648
Basic and diluted loss per share:
As reported	0.12	0.13
Pro-forma	0.12	0.14

The Company accounts for equity instruments issued to third party service providers (non - employees) in accordance with the fair value method prescribed by FAS123, and as of January 1, 2005, by FAS 123R, and the provisions Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services” (“EITF 96-18”).

5.	LICENSE AGREEMENT WITH CUBIST
The Company entered into a licensing agreement with Cubist in June 2004, under which the Company granted to Cubist an exclusive, worldwide license (with the right to sub-license) to commercialize HepeX-B and any other product containing an hMAb, or humanized monoclonal antibody, or fragment directed at the hepatitis B virus owned or controlled by the Company. See Note 3 for the revenue recognition treatment.

In August 2005, the Company amended its licensing agreement with Cubist. Under the terms of the agreement, as amended, Cubist paid the Company an initial up front nonrefundable payment of $1 million upon the signing of the agreement, and a payment of $1 million (out of which $454,000 and $185,000 was recorded as revenue in the years ended December 31, 2005 and 2004, respectively) as collaboration support paid in 2004 (instead of a total of $2 million to be paid in installments through 2005, as per the original agreement). Furthermore under the terms of the agreement, as amended, Cubist shall make a payment in the amount of $3 million upon achievement of certain regulatory milestones until the end of 2007 or an amount of $2 million upon achievement of the same certain regulatory milestones until the end of 2008. Under this agreement, as amended, the Company was responsible for certain clinical and product development activities of HepeX-B through August 2005, at the expense of Cubist. The Company has transferred full responsibility for completing the development of HepeX-B to Cubist. Cubist will be responsible for completing the development and for registration and commercialization of the product worldwide.

The Company accounts for the payments resulting from the agreement, as follows (i) the $1 million up-front fee and the collaboration support payments are recorded as deferred revenue upon receipt, and amortized through 2008 or date regulatory approval are reached, if earlier, and (ii) the milestone contingent payments will be recorded as revenue when regulatory approval milestones are obtained.

Under the agreement, the Company is entitled to receive royalties from net sales by Cubist, if any, generally ranging from 10% to 17%, depending on levels of net sales achieved by Cubist, subject to certain deductions based on patent protection of HepeX-B in that territory, total cost of HepeX-B development, third party license payments and indemnification obligations.

The agreement expires on the later of the last valid patent claim covering HepeX-B to expire, or 10 years after the first commercial sale of HepeX-B on a country-by-country basis.

Under a research and license agreement with Yeda, the Company paid during 2004, $250,000 with respect to the $1 million up front fee received in June 2004, out of which $54,000 and $32,000 was recorded as cost of revenues in 2005 and 2004, respectively.

The balance of the deferred gain, related to the revenue from Cubist, as of December 31, 2004 and 2005, was presented in the balance sheet, net of the above mentioned payment, as follows:

	December 31,
	2005	2004
	($ in thousands)
Deferred revenue	1,361	1,815
Less - Deferred expenses related to Yeda	164	218
Deferred gain	1,197	1,597

6.	LICENSE AND ASSET PURCHASE AGREEMENT WITH VIVOQUEST
During September 2005, the Company licensed perpetually from VivoQuest Inc. (“VivoQuest”), a US privately-held company, which is a development stage enterprise, exclusive worldwide rights to VivoQuest’s intellectual property and technology, covering a proprietary compound library, including VivoQuest’s lead hepatitis C compounds. In addition, the Company acquired from VivoQuest certain assets, including VivoQuest’s laboratory equipment, assumed VivoQuest’s lease of its laboratory space and certain research and development employees. The Company executed this transaction in order to broaden its pipeline and strengthen its franchise in infectious diseases.

In connection with the VivoQuest transaction (the “Transaction”):
(1)
the Company issued the fair value equivalent of $1,391,000 of its ordinary shares for a total of 1,314,420 ordinary shares (calculated based upon the average of the closing prices per share for the period commencing two days before, and ending two days after the closing of the transaction), made cash payments of approximately $400,000 to cover VivoQuest’s operating expenses prior to the closing of the Transaction, and incurred $148,000 in direct expenses associated with the Transaction;

(2)
the Company agreed to make additional contingent milestone payments triggered by certain regulatory and sales targets, totaling up to $34.6 million, $25.0 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at the Company’s election. No contingent consideration has been paid pursuant to the license agreement as of the balance sheet date, because none of the milestones have been achieved. The contingent consideration will be recorded as part of the acquisition costs in the future; and

(3)	the Company agreed to make royalty payments on future product sales.

As VivoQuest is a development stage enterprise that had not yet commenced its planned principal operations, the Company accounted for the Transaction as an acquisition of assets pursuant to the provisions of FAS No. 142 “Goodwill and Other Intangible Assets.” Accordingly, the purchase price was allocated to the individual assets acquired, based on their relative fair values, and no goodwill was recorded.

The purchase price consisted of:

($ in thousands)
Fair value of the Company’s ordinary shares	1,391
Cash consideration paid	400
Direct expenses associated with the Transaction	148
Total purchase price	1,939

The tangible and intangible assets acquired consisted of the following:

($ in thousands)
Tangible assets acquired - property and equipment	113
Intangible assets acquired:
In-process research and development	1,783
Assembled workforce	43
Total intangible assets acquired	1,826
Total tangible and intangible assets acquired	1,939

The fair value of the in-process research and development acquired was estimated by management with the assistance of an independent third-party appraiser, using the “income approach.” In the income approach, fair value is dependent on the present value of future economic benefits to be derived from ownership of an asset. Central to this approach is an analysis of the earnings potential represented by an asset and of the underlying risks associated with obtaining those earnings. Fair value is calculated by discounting future net cash flows available for distribution to their present value at a rate of return, which reflects the time value of money and business risk. In order to apply this approach, the expected cash flow approach was used. Expected cash flow is measured as the sum of the average, or mean, probability-weighted amounts in a range of estimated cash flows. The expected cash flow approach focuses on the amount and timing of estimated cash flows and their relative probability of occurrence under different scenarios. The probability weighted expected cash flow estimates are discounted to their present value using the risk free rate of return, since the business risk is incorporated in adjusting the projected cash flows to the probabilities for each scenario. The risk-free discount rate assumed for the valuation of the license to the intellectual property is 4.6%, based upon the yields on long-term U.S. treasury securities, as of the valuation date.

The fair value of the assembled workforce acquired was estimated by management with the assistance of an independent third-party appraiser, based upon the cost approach. The cost approach measures the fair- value based on the cost of reproducing or replacing an asset, less depreciation and amortization from physical deterioration and functional or economic obsolescence, if present and measurable. According to this approach, the estimated fair-value of the assembled workforce is based on the cost of replacing VivoQuest’s key employees, which were hired by the Company as a part of Transaction.

The amount allocated to in-process research and development represents the relative fair value of purchased in-process research and development that, as of the transaction date, have not reached technological feasibility and have no proven alternative future use. Accordingly, they were charged in the consolidated statement of operations as “in- process research and development costs.”

The assembled workforce that was acquired is being amortized using the straight-line method over its estimated useful life of three years, and is classified as “intangible assets” on the Company’s balance sheet.

For the year ended December 31, 2005, amortization of the assembled workforce was $4,000. Estimated amortization expenses of the assembled workforce for future years subsequent to December 31, 2005 are $14,000 for 2006 and 2007, and $11,000 for 2008.

7.	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a. Short-term bank deposits

The deposits are denominated in dollars and bear a weighted average annual interest rate of 4.23 % as of December 31, 2005 (as of December 31, 2004 - 1.81%).

b. Accounts receivable - other:

	December 31
	2005	2004
	($ in thousands)
Prepaid expenses	285	165
Employees	75	24
Value added tax authorities	17	101
Other	54	16
	431	306

c. Accounts payable and accruals:

	December 31
	2005	2004
	($ in thousands)
Suppliers	655	1,108
Accrued expenses	940	1,337
Institutions and employees in respect of salaries and related benefits	250	294
Provision for vacation pay and recreation pay	160	385
Other	2	10
	2,007	3,134

Statements of operations:

d. Research and development costs:

				Period from
				March 9, 1993
				to December 31,
	Year ended December 31			2005
	2005	2004	2003	(Unaudited)
	($ in thousands)
Wages, salaries and related benefits
(includes non-cash compensation
of $67 in 2005, and $0
in 2004 and 2003)	2,764	2,776	3,450	23,709
Outside service providers	2,054	6,430	6,799	35,910
Lab supplies	558	754	1,128	8,964
Consultants (includes non- cash
compensation of $45 in 2005,
$30 in 2004 and $0 in 2003)	531	549	494	3,725
Rent and maintenance	752	725	866	4,756
Impairment loss	26		354	380
Depreciation and amortization	212	277	369	2,929
Other	416	474	562	2,517
	7,313	11,985	14,022	82,890

e. General and administrative expenses:

				Period from
				March 9, 1993
				to December 31,
	Year ended December 31			2005
	2005	2004	2003	(Unaudited)
	($ in thousands)
Wages, salaries and related benefits
(includes non-cash compensation
of $5 in 2005, and $0 in 2004
and 2003)	454	1,890	1,244	11,534
Corporate communications	140	289	228	2,350
Professional fees	890	647	564	4,405
Director fees and related (includes
non-cash compensation of $2,636
in 2005, and $0 in 2004 and 2003)	2,821	243	183	4,208
Rent and maintenance	91	90	104	956
Communications	25	34	33	220
Depreciation and amortization	30	42	70	619
Patent registration fees	174	271	125	1,191
Other	832	628	554	3,529
	5,457	4,134	3,105	29,012

f. Business development costs:

				Period from
				March 9, 1993
				to December 31,
	Year ended December 31			2005
	2005	2004	2003	(Unaudited)
	($ in thousands)
Wages, salaries and related
Benefits (includes non-cash
compensation of $10 in 2005,
and $0 in 2004 and 2003)	171	410	408	2,672
Travel	22	36	136	764
Professional fees	34	364	120	1,077
	227	810	664	4,513

g. Financial income, net:

				Period from
				March 9, 1993
				to December 31,
	Year ended December 31			2005
	2005	2004	2003	(Unaudited)
	($ in thousands)
Financial income:
Interest income	503	297	458	9,228
Foreign exchange differences
gain	—	67	—	203
Gain from available for sale
securities	—	13	62	13
Other	—	—	—	156
	503	377	520	9,600
Financial expenses:
Foreign exchange differences
loss	39	—	148	1,960
Interest expense		—	—	374
Loss from available for sale
securities	—	—	—	14
Other	21	25	20	109
	60	25	168	2,457
Financial income, net	443	352	352	7,143

8.	SUBSEQUENT EVENT

During March 2006, the Audit Committee and the Board of Directors of the Company approved the grant to the CEO of 7,000,000 options, to the Chairman 9,898,719 options and to a non-executive director 750,000 options, to purchase ordinary shares of the Company. All of such options are subject to vesting of which one-third is based on service period, and the remainder is based on achievement of certain milestones linked to the Company’s valuation on the public markets. The option grant to the Chairman and to the non-executive director is subject to shareholder approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 22, 2006	By:	/s/ Jonathan Burgin
Jonathan Burgin
Chief Financial Officer